Exhibit 12.2

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to combined fixed charges and preferred stock dividends is set forth below. We have calculated the ratio of earnings to combined fixed charges and preferred stock dividends by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges plus preferred dividends, irrespective of whether or not such dividends were actually paid.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	Year Ended December 31,					For the Six Months Ended June 30,
	2001	2002	2003	2004	2005	2006
	Unaudited (in thousands, except ratios)
(Loss) income from continuing operations	$(22,253)	$(4,335)	$27,396	$10,069	$30,151	$18,657
Interest expense	33,204	34,381	23,388	44,008	34,771	23,615
Income before fixed charges	$10,951	$30,046	$50,784	$54,077	$64,922	$42,272
Interest expense	$33,204	$34,381	$23,388	$44,008	$34,771	$23,615
Preferred stock dividends	19,994	20,115	20,115	15,807	11,385	4,962
Total fixed charges and preferred dividends	$53,198	$54,496	$43,503	$59,815	$46,156	$28,577
Earnings/combined fixed charges and preferred dividends coverage ratio	*	*	1.2x	*	1.4x	1.5x

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*
Our earnings were insufficient to cover combined fixed charges and preferred stock dividends by $42,247, $24,450 and $5,738 in 2001, 2002 and 2004, respectively. In addition, our ratio of earnings to combined fixed charges and preferred dividends has been revised to reflect the impact of the implementation of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets.